UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number: 001-32186

YM BIOSCIENCES INC. (Translation of registrant's name into English)

Suite 400, Building 11, 5045 Orbiter Drive Mississauga, Ontario Canada L4W 4Y4 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT LIST

Exhibit	Description

99.1	Material Change Report dated May 10, 2006

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Form 6-K shall be incorporated by reference into the Prospectus and Registration Statement on Form F-3 of YM BioSciences Inc. (File No. 333-120153) and as an Exhibit to the Registration Statement on Form F-10 of YM BioSciences Inc. (File No. 333-131250).

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YM BIOSCIENCES INC.

By:	/s/ Len Vernon
Name: Len Vernon
Title: Director, Finance and Administration
Date: May 10, 2006